SHOREPOWER TECHNOLOGIES, INC.

5291 NE Elam Young Pkwy.

Suite 160

Hillsboro, OR 97124

March 18, 2024

Via Edgar Correspondence

Eranga Dias, Esq.

Staff Attorney

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Shorepower Technologies, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 14, 2024
File No. 333-274184

Dear Mr. Dias:

Shorepower Technologies, Inc. (the “Company”) is transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 23, 2024, with respect to the registration statement on Form S-1 (File No. 333-274184) (the “Registration Statement”) that was submitted to the Commission on August 24, 2023, and amended by Amendment No. 1 filed November 3, 2023, Amendment No. 2 filed November 13, 2023, and Amendment No. 3 filed February 14, 2024. This letter is being submitted together with the filing of the Company’s Amendment No. 4 to the Registration Statement (“Amendment No. 4”). The numbered paragraphs below correspond to the numbered comments in that letter, and the Staff’s comments are presented in bold italics.

Form S-1 Amendment No 3

Risk Factors, page 10

1. We note that you identify Convoy Solutions LLC as your competition. We also note your disclosure on page F-20 stating that on November 25, 2023, Shorepower “entered into a Promissory Note Agreement with Convoy Solutions, LLC” for $40,000.00. Please clarify whether these two entities are the same. If they are the same entity, please revise your risk factors section to address the risks that may arise from this arrangement to investors or tell us why you believe there are no risks associated with this transaction with one of your competitors.

In addition, we note your disclosure stating that this “Note matures on December 18, 2023” and “as of November 30, 2023, the balance due is $35,000.00.” Please advise as to the current status of the note.

Response: We have revised our disclosure in Amendment No. 4 to remove the statement that Convoy Solutions LLC is a competitor. We have had a collaborative relationship with Convoy Solutions for approximately 15 years. Initially, Convoy Solutions was a potential competitor but never a direct competitor and has shifted its focus to selling its overhead trusses for natural gas fueling at fleet locations rather than installing and operating them at travel centers for truck stop electrification. During the last several years we have provided assistance to them, including loans and drafting of grant applications, and they have purchased equipment and services from us. The reference to the note above that is due December 18, 2023, was a short term loan to Convoy Solutions in the principal amount of $40,000 of which $15,000 remains unpaid as of the date of this letter. We are confident that Convoy Solutions will pay all or most of the balance owed in the next several weeks and do not intend to take any action to accelerate its payment.

Eranga Dias, Esq.

March 18, 2024

Index to Consolidated Financial Statements, page F-1

2. Refer to prior comment 18 of our letter dated September 19, 2023. Revise the filing to include pro forma financial information related to the merger transaction between United States Basketball League, Inc. and Shurepower LLC consummated on March 22, 2023, as required by the guidance in Rules 8-05, 11-01 and 11-02 of Regulation S-X. As we note that United States Basketball League, Inc. has a fiscal year ended February 28, 2023 and Shurepower LLC had a fiscal year ended December 31, 2022, please provide appropriate disclosure in the introductory paragraphs to clearly describe any adjustments made in conforming the pro forma periods presented.

Response: We have included in Amendment No. 4 the pro forma financial information related to the merger of United States Basketball League, Inc. and Shurepower, LLC and disclosed in the introductory paragraph 4 that in accordance with Rules 8-05, 11-01 and 11-02 of Regulation S-X, the historical financials of these two companies are within one quarter of another so no adjustments were made to the periods presented.

Exhibit 23.1 - Consents, page X-1

3. Please file an updated consent from your auditor, QI CPA LLC, that correctly references the date of its report, which we note from page F-2 is June 22, 2023 and not August 24, 2023.

Response: We have updated the consent from our auditor Qi CPA LLC to correctly reference the date of its June 22, 2023 report.

4. Please file consents from the auditors of Shurepower, LLC for the inclusion of their report(s) in the filing as part of Exhibit 99.1and for any references to the firm(s) included in the registration statement.

Response: We have included in Amendment No. 4 the consents from the auditors of Shurepower, LLC as part of Exhibit 99.1 and for any references to the auditors included in this Amendment No. 4.

Exhibit 99.1

Financial Statements of Shurepower, LLC., page EX-2

5. We note that your auditor has audited and opined only on the balance sheet of Shurepower, LLC. as of December 31, 2022 and the results of its operations and cash flows for the year then ended. Please revise to also include audited financial statements of Shurepower, LLC. as of and for the year ended December 31, 2021. In this regard, we note that audited financial statements of Shurepower, LLC. as of and for the years ended December 31, 2021 and 2020 were previously included your amendment No. 2. Refer to Rule 8-02 of Regulation S-X which requires you to provide audited financial statements of the accounting acquirer and predecessor entity as of the end of and for each of its most recent two fiscal years.

Response: We have revised our disclosure in Amendment No. 4 to include the audit report for Shurepower, LLC for December 31, 2021.

Eranga Dias, Esq.

March 18, 2024

6. In addition, we note material differences between certain amounts presented in the primary financial statements of Shurepower LLC as of and for the year ended December 31, 2021 in this filing as compared with the audited amounts previously presented beginning on page F-24 of your amendment No. 2. Please resolve all these inconsistencies or advise us.

Response: We inadvertently failed to include the most recent financial statements that accompanied the March 13, 2023, audit opinion of our independent auditor and instead provided in Amendment No. 2 to our Registration Statement the prior financial statements of Shurepower, LLC that accompanied the February 1, 2023, audit opinion of our independent auditor. The correct audited amounts are in the financial statements filed in Amendment No. 3.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at jkim@shorepower.com.

Sincerely,

/s/ Jeff Kim

Jeff Kim

Cc: Ernest M. Stern, Esq., Culhane Meadows PLLC